STATE OF MAINE                                          Docket No. 99-411
PUBLIC UTILITIES COMMISSION
                                                        January 4, 2000

CMP GROUP, INC. ET AL                                   ORDER
Request for Approval of Reorganization
And of Affiliated Interest Transactions

               WELCH, Chairman; NUGENT and DIAMOND, Commissioners

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

I.   SUMMARY...................................................................4

II.  MERGER APPROVAL - LEGAL STANDARD .........................................4

III. DECSRIPTION OF PLANNED MERGER.............................................5

IV.  POSITIONS OF PARTIES .....................................................7

     A. Petitioners............................................................7
        -----------
     B. OPA....................................................................8
        ---
     C. IECG...................................................................8
        ----
     D. Friends of the Coast - Opposing Nuclear Pollution .....................9
        -------------------------------------------------
     E. Coalition for Sensible Energy..........................................9
        -----------------------------
     F. Independent Energy Producers of Maine .................................9
        -------------------------------------

V. DISCUSSION ........................................ .......................10

     A. Benefits .............................................................10
        --------
          1. Cost Savings.....................................................10
             ------------
          2. Sharing of Best Practices and Personnel ........................ 11
             ---------------------------------------
          3. Access to Capital............................................... 11
             -----------------
     B. Risks Other Than Those Associated With The Acquisition Adjustment.....13
        -----------------------------------------------------------------

Order                                2                         Docket No. 99-411
--------------------------------------------------------------------------------
          1. Reliability and Customer Service ................................13
             --------------------------------
          2. Over-Expansion...................................................14
             --------------
          3. Attention to Maine Operations ...................................14
             -----------------------------
          4. Increased Difficulty of Regulating the Merged Entity and of........
             -----------------------------------------------------------
              Monitoring Affiliated Transactions .............................15
              ----------------------------------
          5. Litigation Practices ............................................15
             --------------------
     C. Rates and the Acquisition Premium ....................................17
        ---------------------------------
          1. Overview ........................................................17
             --------
          2. Analysis ........................................................19
             --------
     D. Risks, Rates and ARP 2000.............................................21
        -------------------------
     E. Conclusion............................................................22
        ----------

VI. CONDITIONS ...............................................................23

     A. Merger Conditions.....................................................24
        -----------------
          1. Service Quality Standards........................................24
             -------------------------
          2. Capital Spending Targets.........................................25
             ------------------------
          3. Commission Access to Books and Records ..........................25
             --------------------------------------
          4. Commission Jurisdiction Over Energy East and Affiliates .........26
             -------------------------------------------------------
          5. Commission's Authority to Order CMP Divested.....................27
             --------------------------------------------
          6. Acquisition Premium .............................................27
             -------------------
          7. Protection Against Rate Increase from merger Inefficiencies .....28
             -----------------------------------------------------------
          8. Rate Plan .......................................................28
             ---------
          9. Energy East Agrees To All Conditions ............................29
             ------------------------------------
     B. Proposed Conditions Not Adopted ......................................29
        -------------------------------

Order                               3                          Docket No. 99-411
--------------------------------------------------------------------------------

     C. CMP's Request to Lift Certain Conditions Imposed in
        ---------------------------------------------------
         Docket No. 97-930 ...................................................30
         -----------------
          1. Restriction on Investments.......................................30
             --------------------------
          2. Limits on Debt Insurances........................................31
             -------------------------
          3. Royalty Payments for Use of CMP Name by CMP Gas..................32
             -----------------------------------------------
VII. ORDERING PARAGRAPH.......................................................34

Appendix A................................................................... 35

Order                                4                         Docket No. 99-411
--------------------------------------------------------------------------------
I.  SUMMARY

     In this Order, we approve the merger of CMP Group, Inc. and Energy East, with certain conditions. These conditions relate to: 1) maintaining service quality; 2) capital budgeting; 3) access to books and records; 4) jurisdiction over Energy East and affiliates; 5) the Commission's authority to order divestiture; 6) limits on recovery of any acquisition premium; 7) protection against rate increases; 8) Energy East's and CMP's commitment to a rate plan; and 9) Energy East's written agreement to these conditions.

II.  MERGER APPROVAL - LEGAL STANDARD

     On July 1, 1999, CMP Group,  Inc. (CMP Group),  Central Maine Power Company
(CMP), MaineCom Services, Maine Electric Power Company, Inc., NORVARCO, Chester SVC Partnership, Maine Yankee Atomic Power Company and CMP Natural Gas, L.L.C. (CMPNG) (collectively, Petitioners) and Energy East Corporation (Energy East) filed their Petition seeking approval of a merger between Petitioners and Energy East.1

     The proposed merger (the purchase of all outstanding stock of CMP Group, Inc. by Energy East) constitutes a "reorganization" under 35-A M.R.S.A. 708 and thus requires Commission approval. Under this section, the Commission may approve a reorganization only if the applicant establishes that approval is consistent with the interests of a utility's ratepayers and investors. The Commission has previously found that the approval requirements of section 708 are met if the rates or services to customers of the former utility will not be adversely affected by the transaction. See e.g., Consumers Maine Water Co. Request for Approval of Reorganization Due to Merger with Philadelphia Suburban Corp., Docket No. 98-648 (Jan. 12 1999); New England Telephone Telegraph Company and NYNEX Corp. Reorganization Intended to Effect the Merger with Bell Atlantic, Docket No. 96-388 (Feb. 6, 1997) (Bell Atlantic); Bangor Hydro-Electric Company and Stonington and Deer Isle Power Company, Joint Application to Merge Property, Franchises and Permits and for Authority to Discontinue Service, Docket No. 87-109, Order Approving Stipulation and Merger (Nov. 10, 1987); and Greenville, Millinocket and Skowhegan Water Company, Application for Authorization to Sell Utility Property to Wanakah Water Company and to Discontinue Service, Docket No. 92-250, Order Approving Stipulation (Dec. 15, 1992). Thus, the merger should be approved if the total benefits flowing from the merger are equal to or greater than the detriments or risks resulting from the transaction for both ratepayers and shareholders. Bell Atlantic at 8. As stated in section 708, the burden of proof is on the applicant to make this showing. 35-A M.R.S.A. 708(2) (no reorganization may be approved unless it is established by the applicant that the reorganization is consistent with the interests of ratepayers and investors).

-----------------------
1 The complete procedural history of this case is contained in Appendix A to this Order.

Order                                5                         Docket No. 99-411
--------------------------------------------------------------------------------

     Given these standards, we must review the evidence presented by the Petitioners and the other parties and determine whether the benefits of the merger put forth by the Petitioners are at least equal to any likely risks, to ensure no harm to ratepayers and shareholders. Our role is not entirely passive, however; section 708 provides that if we grant approval, we shall impose such conditions as "are necessary to protect the interests of ratepayers." Thus, in weighing the risks, it is appropriate for us to consider the mitigating effect of any such conditions. Finally, because shareholders are clearly protected by the purchase of their shares at a premium and their right to vote to approve the merger, we will review the impact of the reorganization on ratepayers.(2)

III. DESCRIPTION OF PLANNED MERGER

     This  section  briefly  describes  the events  leading  up to the  proposed
merger,   the  proposed  merger  and  the  planned  accounting  for  the  merger transaction.

     During a September 1998 meeting of CMP Natural Gas (CMPNG), an affiliate of both Energy East and CMP, Energy East's chairman, president and chief executive officer, Wesley W. von Schack, indicated to David T. Flanagan, the president and chief executive officer of CMP Group, that Energy East might be interested in a strategic combination with CMP Group. No further conversations were held until February 1999, when Mr. von Schack expressed a continuing interest. (3)

     CMP Group engaged the services of SBC Warburg Dillon Read LLC to act as CMP Group's exclusive financial advisor and Thelen Reid & Priest LLP to act as CMP Group's legal counsel. Following a special board meeting on February 18, 1999, the CMP Group board of directors instructed management to investigate a merger or sale of the Company.

     In March 1999, Energy East and CMP Group continued discussions of a potential combination. On April 29, 1999, Energy East submitted a draft proposal and invited CMP Group to negotiate in the context of that proposal. During this process, SBC Warburg Dillon Read, on behalf of CMP Group, developed a list of other prospective merger partners and began confidential inquiries with respect to those other companies. Energy East and two of the other companies signed confidentiality agreements to allow the review of financial and other relevant information.

-------------------
(2) OPA argues that the Commission should require the Petitioners to meet a higher standard of clear and convincing evidence in showing there will be no harm to ratepayers. It urges this higher standard "because of the complete lack of specific evidence of potential savings" to offset the costs of the merger. We reject this request. OPA provides no legal support or Commission precedent for its request.

(3)  The  information  in this and the following  five  paragraphs is based upon
     information   included  in  the  CMP  Group  Proxy   Statement   mailed  to
     shareholders on or about September 3, 1999.

Order                                6                         Docket No. 99-411
--------------------------------------------------------------------------------

     On May 20, 1999, the CMP Group board of director's instructed management and Warburg Dillon Read to solicit final determinative bids from the three potential merger partners. The bids were to include the amount and type of consideration to be received by CMP Group shareholders as well as any material conditions or obstacles the bidders had identified to completion of a merger. The bids were submitted by May 24, 1999. The board of directors, along with SBC Warburg Dillon Read and Thelen Reid & Priest, met on May 25, 1999 to consider the bids.

     In terms of the amount of consideration offered, the Energy East bid was equal to the higher of the other two bids. The CMP Group board of director's decided to pursue negotiations with Energy East on an exclusive basis. On May 27, 1999, CMP Group executed an agreement to negotiate exclusively with Energy East for a two-week period and suspended its discussions with the other two bidders.(4)

     On June 14, 1999, the CMP Group board of directors held a special meeting to review the terms of the final proposed merger agreement and related transactions. At this meeting, the board approved the proposed merger agreement and the transactions it described. On June 15, 1999, the merger was publicly announced. At a special meeting on October 7, 1999, CMP Group shareholders approved the merger.

     The merger proposal would result in a cash payment to shareholders of $29.50 per share.(5) In addition, the transaction included employment contracts for David T. Flanagan, Arthur W. Adelberg, Sara J. Burns, and F. Michael McClain, Jr. The transaction results in a total payment of approximately $957 million for all of the outstanding common stock of CMP Group, approximately 77% more than book value. CMP Group has estimated that the book value of its common stock equity at the transaction's close will be approximately $541.5 million. The estimated transaction costs are approximately $6.5 million to $7 million for CMP Group and approximately $11 million for Energy East. The difference between the purchase price and the book value plus Energy East's transaction costs is the preliminary goodwill amount. (6)

----------------
(4) Energy East also entered into merger agreements effective April 23, 1999 and June 29, 1999 with Connecticut Energy and CTG Resources, respectively. Both companies would become wholly owned subsidiaries of Energy East. In addition, on November 10, 1999, Energy East announced that it has reached an agreement with Berkshire Energy Resources under which Energy East would acquire all of the common shares of Berkshire.

(5) The closing price of CMP Group, Inc. on June 14, 1999, the day before the merger announcement, was $20.0625.

(6) The terms goodwill and acquisition premium/adjustment have been used interchangeably during the course of this case. Goodwill is the terminology used in Generally Accepted Accounting Principles (GAAP), while Acquisition Premium/Adjustment is the term used in regulatory settings. Essentially both mean the difference between the purchase price and book value of an asset. This is.

Order                                7                         Docket No. 99-411
--------------------------------------------------------------------------------

     Near the time of closing, Energy East plans to revalue CMP Group's non-regulated subsidiaries (MaineCom Services, NORVARCO, and Chester SVC Partnership) to their current market values and record the appropriate adjustment to the books and records of each subsidiary. Any difference between the book value of these companies and the established market value will be adjusted from the total goodwill amount. The net of the preliminary goodwill and the amount allocated to the non-regulated subsidiaries will be considered goodwill for CMP.7 This amount will be subject to a maximum amortization period of 40 years under Generally Accepted Accounting Principles (GAAP). CMP will record the goodwill in Account 114, Electric Plant Acquisition Adjustments. The amortization will be expensed below the line in Account 425, Miscellaneous Amortization, on a straight-line basis over the 40-year amortization period. CMP has acknowledged that the GAAP requirements do not bind this Commission when it determines the ratemaking effect and treatment of these items.

IV. POSITION OF PARTIES

     A. Petitioners
        -----------

          Petitioners claim that the merger will not adversely affect service quality or rates and that total benefits will exceed any risks. With regard to service quality, Petitioners claim that CMP's past performance has been superior and that Energy East has a reputation for, and a commitment to, excellent customer service. CMP and Energy East state that they will maintain CMP's existing service quality and reliability targets in any future ARP.

          With regard to rates, CMP has not included any of the costs of the merger or costs of achieving merger synergies in this case or in its current rate case (Docket No. 97-580). Because rates are being set without considering the merger, Petitioners argue there will be no adverse effect on rates due to the merger.

          Other benefits Petitioners claim will result from the merger include: fewer financial risks for CMP as part of a larger company, access to greater management experience, sharing of best practices, and a heightened focus on economic development. Petitioners argue these more than offset the risks raised by other parties

--------------------------------------------------------------------------------
distinguished from "good will" as used in 35-A M.R.S.A. 713 and Chapter 820 of the Commission's rules. There goodwill is a benefit or advantage to the utility of having an established reputation or customer relationships, including the use of name and reputation. Chapter 820(2)(F). See also, Section VI (C) of this Order.

----------------
(7) Energy East has indicated that it is unsure whether any goodwill would be allocated to CMP Natural Gas as part of this transaction.

Order                                8                         Docket No. 99-411
--------------------------------------------------------------------------------

(e.g. affiliate abuses, increased financial risk for CMP, management inattention to core business, diversification).(8)

          Petitioners ask the Commission to affirm in its order approving this merger "that Energy East will be accorded a reasonable opportunity to recover the acquisition premium through net synergies achieved by the merger." The Petitioners also ask that the Commission remove three restrictions imposed as part of CMP's reorganization in Docket Nos. 97-930 and 98-077: limits on investments and debt issuance, and payment of royalties by its gas affiliate for the use of the CMP name.

     B.   OPA
          ---

          OPA argues that the Petitioners have failed to provide sufficient evidence of potential merger cost savings to offset potential harms. Potential harms include the risk that rates will be higher, service quality and reliability will be reduced to achieve cost savings, and management will be distracted due to Energy East's expansion into four additional states.

          If the Commission chooses to approve the merger, the OPA urges the Commission to reject Petitioners' request for an explicit opportunity for the future recovery of an acquisition adjustment. OPA argues that the ARP 2000 proceeding will allow an opportunity to consider this issue; any pronouncement now will set a dangerous precedent for future mergers, and such assurance would not address how such recovery would be treated in years after ARP 2000 expires.

          The OPA proposes four conditions: maintaining CMP Group's $240 million investment limit on future investments in non-utility activities; continuing the royalty payment by CMPNG to CMP pursuant to the stipulation approved in Docket No. 98-077; continuing CMP Group's debt limitation at 50% of total capitalization; and making no reference to the future recovery in rates of any acquisition premium.

     C.   IECG
          ----

          IECG argues that the Petitioners have failed to show how any substantial risks to ratepayers will be mitigated by any benefits. Risks include potential negative impacts on rates; less attention to Maine ratepayers from management; fewer employees, leading to decreased service quality; less capital investment; and increased difficulty in regulating CMP as part of a multi-state holding company. IECG claims any offsetting benefits, including any possible merger savings claimed by Petitioners, are too vague and are not verifiable.


---------------
     (8) CMP claims the largest benefit comes from being able to "offer" its proposed ARP 2000 rate plan. Since that plan is not in this case and no discovery or review of it has taken place, we will not consider the terms of CMP's specific proposal in weighing the potential benefits and risks associated with the merger.

Order                                9                         Docket No. 99-411
--------------------------------------------------------------------------------

          IECG  argues  that  unless  stringent   conditions  are  imposed,  the
Commission should deny approval of the merger. These conditions include: not allowing any implicit or explicit recovery of an acquisition premium; flowing any savings related to the provision of electricity service directly to CMP's ratepayers; imposing the existing ARP performance criteria related to service quality with a graduated penalty system; setting annual capital expenditure target levels; requiring the consideration of merger costs and savings as part of any new ARP; and requiring acknowledgement by Energy East of the Commission's findings from Docket No. 97-580 (Phases I and II).

          IECG further argues the Commission should remove the investment and debt limits imposed in Docket No. 97-930; keep the royalty payment; require the filing of copies of SEC reports with the Commission; not grant blanket reorganization approval 9 ; allow dissolution of CMP Group if required by the SEC; and allow for revisiting conditions if the Public Utility Holding Company Act (PUHCA) is repealed.

          D.  Friends of the Coast - Opposing Nuclear Pollution
              -------------------------------------------------

          The Friends of the Coast asks the Commission to stay approval of the proposed merger until CMP Group and Energy East have demonstrated that the proposal includes a fully informed plan to address decommissioning and waste storage issues at Maine Yankee Atomic Power Station (MYAPS) and related public and community issues. The Friends of the Coast also requests that the Commission withhold any approval until ownership transfer issues are resolved before the Nuclear Regulatory Commission and the Federal Energy Regulatory Commission. E.

          E.  Coalition for Sensible Energy
              -----------------------------

          The Coalition for Sensible Energy requests that the Commission disallow the merger unless certain conditions related to public information, energy management, quality of service and communications are made part of the Commission's decision. The CSE requests that these conditions be imposed to satisfy its concern that none of the parties in the new entity expressed any interest in the "public good" at either the technical conference or hearing.

          F.  Independent Energy Producers of Maine
              -------------------------------------

          IEPM urges the Commission to reject the merger as the record does not support a finding that the merger is in the public interest as neither CMP Group nor Energy East has demonstrated that merger-related savings will exceed merger transaction costs and the acquisition premium. If the Commission does find the merger


----------------------------
     (9) In their original Petition, Petitioners asked for blanket section 708 approval so that non-utility affiliates can enter into one or more joint ventures, general partnerships, limited partnerships, membership in limited liability companies or other affiliations. Petitioners in their brief make no mention of this request. We therefore do not consider it here.

Order                               10                         Docket No. 99-411
--------------------------------------------------------------------------------

to be in the public interest, the IEPM recommends that the risk of merger costs exceeding merger-related savings be borne by the acquiring company. If the merger-related savings do not exceed the merger costs, including the acquisition premium, the shareholders should not recover any deficit or shortfall from ratepayers. The IEPM also argues that the ratepayer protections adopted in Docket No. 97-930 should not be eliminated as part of the merger.

V. DISCUSSION

     As described above in Section II, we must consider whether the benefits of the merger as put forth by the Petitioners are at least equal to any potential risks. Those benefits and risks are discussed below.

     A.  Benefits
         --------

          1.  Cost Savings
              ------------

          One of the primary arguments advanced in favor of utility mergers is that it is generally less expensive for a larger utility to provide service than for a smaller one. The record in this case includes suggestions from both the Petitioners, in testimony from Dr. Gordon, and the IECG, through Dr. Silkman's testimony, that they generally expect that the merger will result in lower costs. But neither of those witnesses, or any others in this case, has analyzed the likely range of possible savings or even identified the areas of the business where savings are likely.

          Apparently, CMP and Energy East have simply assumed that because other similar mergers have produced savings in the range of five percent of non-fuel operations and maintenance costs, they could expect similar results. In fact, Energy East indicated that this simple rule of thumb was all that was necessary to justify its decision to offer a premium of roughly 77% over book value for CMP common stock. Petitioners argue that studies which attempt to estimate cost savings stemming from mergers are inherently uncertain and, as a result, do little more than waste resources in a "costly battle of experts" over the likely level of savings.

          The fact that competing studies of cost savings might be expensive carries little weight for a transaction involving close to $1 billion, especially since much of the $18 million in transaction costs for CMP Group and Energy East was for fairness opinions to consider whether the deal was in the best interests of their respective stockholders. While the cost of the study should thus not be a consideration, there may be merit to the argument that even the best study of potential merger savings would likely have a large margin for error, thus limiting its ultimate usefulness.

          More troubling than the lack of a detailed cost savings analysis is the absence, at least in the record before us, of a reasonably specific plan to determine what cost centers are likely candidates for efficiency savings and the general magnitude.

Order                                11                        Docket No. 99-411
--------------------------------------------------------------------------------

of potential savings. It is reasonable to assume that a decision to invest more than $1 billion and a promise that future rates will not increase would have something more than an investment banker's industry-wide "rule of thumb" as a foundation.10 But Energy East represents that no such plan exists.

               We conclude that it is reasonably likely that some level of cost savings would occur as a result of the merger. However, in the absence of a reasonable estimate of possible cost savings, or a plan to achieve savings which would allow us to develop our own sense of the likely range of savings, we are left to balance an uncertain level of possible future benefit against an uncertain risk of future harm. As discussed below, this uncertainty weighs heavily in our decision to impose certain conditions to ensure that the benefits outweigh the risks.

          2.  Sharing of Best Practices and Personnel
              ---------------------------------------

               The Petitioners claim that the proposed merger will benefit consumers by allowing CMP access to "greater management experience, sharing of best practices and heightened focus on economic development." The Petitioners also state that mergers have the potential to provide benefits through "economies from specialization." They further assert that a larger organization would give employees broader professional opportunities, thus improving morale and efficiency.

               The other parties argue that these potential benefits are amorphous, insufficiently supported and have not been quantified. Specifically, the IECG notes that no plan for the sharing of best practices has been developed. The IECG also suggests that Energy East's statements contradict CMP's assertion that it will have the benefit of Energy East's management.

               While we agree that, in theory, mergers have the potential to produce such benefits, actually realizing these benefits depends both on the individual characteristics of the corporations and their respective managements. We agree with the intervening parties that the Petitioners have not provided sufficient specificity to determine whether or not any of these particular benefits are likely to be achieved as a result of this particular merger.

            3. Access to Capital
               -----------------

               The Petitioners argue that one benefit of the merger is that CMP will have better access to capital markets at lower costs. We agree that there may be some benefits when a securities issue is larger, because there are fixed issuance costs for both debt and equity securities. However, given the specific circumstances of CMP

----------------------
     (10) Magnifying this concern is the fact that the combined value of all four of Energy East's recently announced acquisitions, including purchases of common stock and assumption of debt and preferred stock, amounts to more than $2.56 billion based on Energy East press releases and published accounts.

Order                                11                        Docket No. 99-411
--------------------------------------------------------------------------------

and Energy East today, these appear remote. Energy East's total capitalization is expected to be from $4.1 to $4.8 billion when all four of its pending mergers are closed, while CMP Group's total capitalization was approximately $801 million at September 30, 1999. To the extent that Energy East would be able to coordinate its public issuances of debt and equity to meet future capital requirements of all its subsidiaries simultaneously, it may then be able to do larger, less frequent issuances, thereby spreading its fixed issuance costs over a larger base.

          To illustrate an order of magnitude, evidence provided in Maine Public Utilities Commission, Investigation of Stranded Cost Recovery Transmission and Distribution, Utility Revenue Requirements, and Rate Design of Bangor
Hydro-Electric Co., Docket No. 97-596, and Maine Public Utilities Commission Investigation of Central Maine Power Company's Stranded Costs, Transmission and Distribution Utility Revenue Requirements, and Rate Design, Docket No. 97-580 (Phase I), indicated that fixed costs of recent common equity issuances for electric utilities ranged between $115,000 and $500,000 and averaged roughly $230,000. Obviously, the ability to go from an (hypothetical) issuance of $50 million to $100 million will effectively reduce the cost of new capital. In this example, the fixed cost as a percent of proceeds would fall from 46 basis points to 23. The effect would be similar for debt issuances although the absolute dollar savings would be smaller since debt issuances are generally not as costly as new equity issuances.

          While we believe these potential benefits likely are real, we are aware that future capital costs could either remain the same, or even increase following the merger. Capital costs for both debt and equity securities could remain unchanged for the following reasons. To the extent that Energy East subsidiaries wished to issue secured debt, such issuances would likely be done at the operating company level, since we would not allow the holding company to pledge utility assets as collateral. This means that CMP would issue new debt in similar amounts at similar costs whether or not the merger occurs.

          While it might be possible for a larger Energy East to negotiate lower fixed issuance costs on secured debt or to instead use unsecured debt from the holding company, these potential benefits are speculative. For future common equity issuances, there is little doubt that larger issuances will indeed occur. What is less clear, however, is how far into the future such benefits would be realized. Both Energy East and CMP Group, following the divestiture of their generation assets, have relatively high equity ratios (51% & 72% respectively at 9/30/99), indicating that new equity issuances are not in either company's near-term plans. In fact, despite its recent acquisitions, Energy East apparently remains committed to share repurchases.

          Moody's acknowledged the possibility of higher capital costs in its June 30, 1999 report on Energy East following its merger announcement with CTG Resources in Connecticut, noting:

Order                                13                        Docket No. 99-411
--------------------------------------------------------------------------------

               [W]e will continue to evaluate the financial policies that Energy East might pursue for each of the utility subsidiaries in the future. A marked change toward more aggressive financial policies than those currently contemplated could add pressure on the ratings of any one or more of the companies.

In the same report, Moody's mentioned that one of Energy East's newsubsidiaries, Southern Connecticut Gas Company (SCG), could experience a ratings downgrade from A2 to A3 because Energy East and SCG's soon-to-be sister subsidiaries were currently rated at A3. On balance, however, we do not expect CMP to suffer a similar downgrade. First, because CMP currently has an A3 bond rating from Moody's, it would not be looking at a downgrade resulting from the merger. Second, the holding company structures used by Energy East and CMP insulate the utility subsidiaries to some degree from non-regulated investments that may be riskier than distribution businesses, a factor also noted by Moody's. Because Commission approval is required for a utility to encumber (or "mortgage") its assets, we would be able to monitor the financial conditions at the utility level in a post-merger scenario. Overall, while the possibility of improved access to capital for a post-merger CMP exists, the timing and size of the potential benefits are uncertain.

       B. Risks Other Than Those Associated with the Acquisition Adjustment
          -----------------------------------------------------------------

          In addition to the risk associated with the acquisition adjustment (which is discussed below in V (C)), the intervenors raise a number of other potential areas of risk. Interestingly, in a mirror image of the intervenors' criticism of Petitioners' assertion of benefits, Petitioners argue that the Commission should put no value on the intervenors' assertions of risk, as they are unsubstantiated and not specific to this particular merger.

               We agree that potential risks cannot be qualified with any confidence. However, section 708 requires that to approve the merger, we must determine that no net harm will result to ratepayers. We must therefore evaluate these risks, determine their likelihood, and decide what if any conditions could be imposed to ensure that the requirements of section 708 are met.

              1. Reliability and Customer Service
                 --------------------------------

               Several parties raise concerns that the merger could result in a deterioration of customer service. The IECG and CSE note that for the merger to produce savings, it is likely that the workforce at CMP will be reduced, which could reduce service quality. The IECG points out that CMP has already reduced its work force significantly since the early 1990s and that further cuts may be detrimental.

               We agree that maintaining a high standard of service quality is Very important. Further, as suggested by recent experiences with Bell-Atlantic-Maine (See Docket No. 98-808, Bell Atlantic-Maine Notice of Merger with GTE Corporation, Order

Order                                14                        Docket No. 99-411
--------------------------------------------------------------------------------

on Reconsideration (Aug. 25. 1999) (noting decline in quality of service and management attention)), service quality may deteriorate when a Maine utility becomes a part of a larger, multi-state firm. Such a decline is unacceptable. Therefore, as discussed below, we could only approve this merger with appropriate service quality conditions.

          2.  Over-Expansion
              --------------

               According to the OPA witness, Mr. Talbot, Energy East has been on a "buying binge", and this growth strategy brings financial risk. Mr. Talbot also testified that Energy East's common equity ratio target of 40% is too low and that such an aggressive target is inappropriate. Messrs. Chernick and Talbot also describe the poor track record of utilities that have invested in unregulated areas.

               Mr. Adelberg responded to these assertions by suggesting that a 40% target equity ratio, while perhaps inappropriate for CMP on a stand-alone basis, is a reasonable target for the larger Energy East. Mr. Adelberg also suggests that Energy East's public statements and practices indicate that it intends to focus on energy delivery and related services, not speculative unregulated ventures. Moreover, Mr. Adelberg asserts that Energy East's larger size makes it better able to absorb risks associated with diversification than CMP alone.

               A larger T&D utility may be stronger financially. We agree however, that there is a danger that Energy East might over-expand, placing increased risk on CMP. Of course, there is no guarantee that CMP Group would not run into similar problems absent the merger. Energy East's recent spate of acquisitions does suggest some basis for concern.

          3.  Attention to Maine Operations
              -----------------------------

               The OPA's witness, Mr. Chernick, points to the possibility that Energy East's management could be distracted by having service territories in four states besides Maine. IECG notes that CMP ratepayers will lose their two most experienced top executives, Messrs. Adelberg and Flanagan, and that the new board that will govern CMP will be dominated by NYSEG and Energy East board members, with only four members from CMP. They suggest this will reduce CMP's autonomy. IECG also argues that the fiduciary responsibilities associated with non-Maine based stockholders requires an orientation that is focused less on Maine activities and suggests that the merger may increase the tendency to invest more capital in areas with stronger economies than Maine.


               As described earlier, our experience with Bell Atlantic-Maine demonstrates that there is a risk that local operations may be compromised when a Maine utility becomes part of a larger, multi-state utility. While it is not clear that this is specifically caused by management distraction associated with multi-state operations, it may be a contributing factor. Therefore, we find this to be a possibility that cannot be.

Order                                15                        Docket No. 99-411
--------------------------------------------------------------------------------

easily mitigated. We cannot conceive of a condition that could directly compel Energy East to focus more management attention on its Maine operations. However, service quality conditions may indirectly accomplish this end and can be designed to insulate customers from the consequences of any such inattention.

          4.  Increased  Difficulty  of  Regulating  the  Merged  Entity  and of
              ------------------------------------------------------------------
              Monitoring  Affiliated  Transactions
              ------------------------------------

          The IECG argues that the merger will result in a significantly more complex corporate structure that will be more difficult to regulate than CMP prior to the merger. Further, the IECG asserts that because PUHCA was instituted in response to the difficulties associated with regulating such holding companies, the repeal of PUHCA would further put ratepayers at risk. Mr. Adelberg asserts that 35-A M.R.S.A. 707 and Chapter 820 are adequate protection against affiliate abuses.

          We agree that the larger, more complex structure of the merged corporation may be more difficult to monitor and regulate than CMP is today. This difficulty necessarily brings with it the risk that regulation will be more expensive and less effective at protecting ratepayers. Therefore, if this merger is to be approved, certain conditions are necessary to address this risk. Additionally, because there is a risk that Maine's authority to review affiliate transactions and make associated ratemaking decisions could be preempted pursuant to federal law, we have included a condition to deal with this contingency.

          5.  Litigation Practices
              --------------------

          In addition to increased regulatory scrutiny and costs that would likely result from the merger, this proceeding has highlighted an additional concern regarding future difficulties and the potential for reduced cooperation in the regulatory process. This concern arises from what we perceive as Energy East's lack of reasonable diligence, consistency, and openness in producing information and responding to written and oral questions in this case. We discuss several examples below.

          Perhaps the most troubling illustration of this concern involves responses to questions about cost savings and synergies resulting from the merger. In several data responses, Energy East stated that it had not prepared any cost savings studies or analyses related to the merger and it had no documents relating to the coordination or consolidation of activities among affiliates. Energy East did state that it estimated 5% savings in combined O&M expenses based on experience with other mergers, but it had no documentation of that estimate. Despite these statements, Energy East's due diligence materials contain discussions of potential cost savings and coordination among affiliates. However, most of this material was inappropriately redacted and Energy East did not make this material available until ordered to do so by the Hearing Examiner. Docket No. 99-411, Procedural Order (Sept. 13, 1999). In light of the obvious interest from the parties and the Bench in cost savings information, it is

Order                                16                        Docket No. 99-411
--------------------------------------------------------------------------------
difficult to understand why Energy East did not reference its due diligence materials (with any disclaimers it wished regarding what the materials did, or did not, represent).

               Another example involves data requests for financial analyst reports. In response, Energy East provided several such documents but failed to provide numerous other documents responsive to the requests.11 In answer to a request for an explanation of this lapse (Docket No. 99-411 Procedural Order (Sept. 14, 1999)), Energy East submitted a letter (dated September 20, 1999) that at best shows an absence of reasonable diligence in responding to discovery and at worst calls into question Energy East's credibility.12

               An additional concern involves a data response and discussion during the September 2, 1999 technical conference regarding Energy East's proposal on recovery of the acquisition adjustment and the finding it is seeking from the Commission in this case. In its response, Energy East stated it would propose a multi-year rate plan that would specify the exact recovery method. However, the response then described in some detail (with an attached illustrative schedule) the "proposed Earning Sharing Mechanism" and stated that, "CMP will make an explicit request that the Commission make a finding in this case that will allow . . . this Earning Sharing Mechanism to be employed so that management will be appropriately incented to achieve sufficient efficiencies to benefit both customers and investors." During questioning at the technical conference that appeared to show that the mechanism did not operate as purported, Energy East stated that the mechanism was not its proposal and suggested that this should have been clear from the statement in the data response conveying its intent to file a multi-year rate plan.

               Finally, we observed inconsistencies in testimony regarding the taking of notes and the retention of notes and drafts of documents. Some parties had sought notes and other documents regarding merger negotiations. During the September 2, 1999 technical conference, Mr. Jasinski stated that neither he nor Mr. von Schack kept notes of the merger negotiations. Later, Mr. Jasinski explained in detail a "corporate policy" that is "rigorously followed," whereby notes and drafts are not retained. However, during the November 2, 1999 hearing, Mr. Jasinski testified that he

--------------------
     (11) One of the excluded documents was a Merrill Lynch report stating that "the Company indicated it could achieve synergies of around $30 million." Energy East later explained that the $30 million came from the 5% estimate derived from observations of other mergers.

     (12) For example, the letter stated that two analyst reports on Energy East mergers with Connecticut Gas Utilities were not provided because Energy East in good faith did not believe they were requested. However, the data requests clearly referenced financial analysts' reports on Energy East. Additionally, Energy East stated that it interpreted the request to be for reports in CMP Group's possession when the request specified "in the possession of the Petitioners or Energy East."

Order                                17                        Docket No. 99-411
--------------------------------------------------------------------------------

may have kept notes of the negotiations, but that he did not currently have them. He also stated that there is no corporate policy on keeping notes and drafts, but there is a document retention policy that states that important documents should be kept and periodically files should be cleaned out.13

               By recounting these matters, we do not accuse Energy East of any intentional misconduct. These lapses may have resulted from some combination of misunderstandings of how the regulatory process is conducted in Maine, general confusion, carelessness, or overly literal readings of information requests. When concerns were raised, Energy East did provide explanations, but these often were confusing, inconsistent or inadequate. Taken as a whole, the litigation activities of Energy East may indicate a pattern of behavior that raises concerns regarding the continuation of the good faith cooperation we have observed with CMP. Thus, we conclude that the proposed merger presents a risk of reduced cooperation regarding the regulatory process and increased costs and efforts necessary for regulatory oversight.

     C.  Rates and the Acquisition Premium
         ---------------------------------

         1.  Overview
             --------

               In considering the proposed merger from the perspective of ratepayers, the greatest risks and benefits involve the impact of the merger on customers' rates. In this case, the rate impact question revolves around two issues, neither of which is directly before us: the ratemaking treatment of the acquisition premium and the next incentive rate plan for CMP. While neither issue is ripe for decision, together they are central to determining whether the proposed merger can be approved.

               Acquisition premiums create a serious dilemma for regulation, in part due to the circularity that they present. The premium is the amount over book value that the acquirer offers to existing shareholders to induce them to sell their shares. The value of a utility to a potential acquirer is the present value of the revenue stream which the buyer anticipates receiving. But if rates are set based upon the buyer's cost of acquiring the firm, then by making a high offer, the buyer simultaneously raises the rates that will be charged to the monopoly customers. The logical result of automatically including the acquisition premium in rates is that the offering price will rise to the point where rates are set at the same level that an unregulated monopoly firm would charge its customers. Such an outcome is clearly undesirable as a matter of both law and economics.

-------------------------
     (13) Utilities generally have the burden to demonstrate the reasonableness or prudence of their actions. We put Energy East and CMP on notice that the lack of proper documentation may hinder their ability to demonstrate that their actions were reasonable and prudent.

Order                                18                        Docket No. 99-411
--------------------------------------------------------------------------------

               While this simple logic suggests that we should ignore any acquisition premium for purposes of ratemaking, that approach could, if adopted uncritically, lead to higher costs and rates. As we noted some years ago:

               [E]xperience ... shows that significant cost savings can be achieved in certain merger situations. In such cases, ratepayers may be better served by a policy that provides some incentive to shareholders to merge. In such cases, if the record shows that the customers of the surviving utility will realize benefits of efficiency gains, then the utility might be entitled to recover some of its costs in excess of net book value.

Bangor Hydro-Electric Company and Stonington and Deer Isle Power Company, Joint Application to Merge Property, Franchises and Permits and for Authority to Discontinue Service, Docket No. 87-109, Order at 2 (Nov. 10, 1987) (Stonington).

               Energy East is paying $29.50 per share for CMP, which is approximately 77% more than the net book value of CMP common stock. For accounting purposes, this will result in a substantial amount of goodwill being booked on CMP's balance sheet.14 Energy East states that it intends to amortize the goodwill for accounting purpose over 40 years, resulting in an annual charge of about $10 million, depending on the actual level of goodwill.

               In general, a utility's accounting for a particular item has no bearing on how we would treat the item for ratemaking purposes, and that is true as well here. Moreover, Energy East is not asking for any statement from us that some or all of the premium will be allowed in rates, but only that it has a reasonable opportunity to recover it from net savings. That said, the issue remains before us in four contexts.

               First, a utility generally keeps its books in conformance with Generally Accepted Accounting Principles (GAAP) unless the Commission, or some other regulatory body such as the FERC, takes action that implies some different treatment. For example, if we were to issue an order stating that under no circumstances would we allow any portion of the acquisition premium in rates, then CMP might be forced to write-off the goodwill immediately. Energy East has requested that we not rule out the possibility of recovering the premium.

               Second, the amount of goodwill is likely to be large enough so that if CMP is unable to recover it from ratepayers, either directly in rates or indirectly through keeping a portion of the efficiency savings which result from the merger, it could significantly harm CMP's, and ultimately Energy East's, financial position. This could

-----------------------------
     (14)  Energy  East   estimates  that  this  would  result  in  goodwill  of
approximately $470 million, although the actual figure will undoubtedly be somewhat lower as a result of revaluing the non-utility holdings of CMP Group.

Order                                19                        Docket No. 99-411
--------------------------------------------------------------------------------
harm ratepayers if it caused an unreasonable reduction in capital and/or O&M budgets, forced management to focus exclusively on short-run earnings, or caused difficulty in attracting capital.


               Third, if the acquisition premium is included in rates, it is large enough that it could swamp any merger efficiency savings, resulting in higher rates.
               Finally, Energy East has proposed that we institute a new incentive ratemaking plan that is tied to the acquisition premium in two ways. First, the rate plan would allow CMP to avoid a rate case for a number of years (seven years in the ARP 2000 proposal). Under its proposal, rates would be set largely ignoring any merger savings, and CMP would then use some or all of the savings to offset the acquisition premium. Second, under the ARP 2000 proposal, the acquisition premium would be an explicit component of the earnings sharing formula. If actual earnings are above a dead band, a portion of the excess that might otherwise go toward reducing rates (or reducing the size of a rate increase) would be used to offset the amortization of the acquisition premium.


               2.  Analysis
                   --------

                    While we have never explicitly invoked the dicta from the Stonington case, we continue to support the concept we enunciated there. However, the policy is not easily put into practice, particularly in a case such as this where the source of any merger savings, to say nothing of their magnitude, is speculative at best. On one hand, to the extent that a merger actually results in demonstrable cost savings, it would be reasonable to use a portion of those savings to offset the cost of undertaking the merger, including the premium. On the other hand, if that policy is implemented poorly, for example by overestimating the cost savings deriving from the merger (rather than from some other cause), then we are inviting potential merger suitors to simply bid up the price of a utility to the point where monopoly rents become available. Such an outcome would clearly be unacceptable.

                         To balance these conflicting concerns, we will not rule
out allowing Energy East to include some level of the acquisition premium in a future rate request upon a clear and persuasive showing that the savings resulting from the merger itself (and not from some other cause) exceed the costs imposed by the merger. In other words, the only portion of the savings from which shareholders can recoup any portion of the premium is the portion that would not have existed "but for" the merger. If net efficiency savings from the merger can be demonstrated, we will allow recovery of the acquisition premium through rates subject to the following limitations:

                    a) the acquisition premium will not be considered in any way where the effect of including the premium in any rate calculations would be to increase rates above levels that would exist absent the merger (in other words, there must be.

Order                                20                        Docket No. 99-411
--------------------------------------------------------------------------------

                         demonstrable    benefits    available   to   ratepayers
                         sufficient to offset all merger related-costs); and


                    b) Maine ratepayers receive a reasonable portion of the net savings from the merger.


                         We take this opportunity to offer some insight into how
we would analyze a request to recover some or all of the acquisition premium. First, as we stated in Stonington, to allow recovery of some or all of an acquisition premium, there must be a clear and demonstratable showing of net merger-related savings. That will not be an easy showing. The record in this case contains numerous assertions, particularly by the Petitioners and Energy East, that efficiency gains are difficult to quantify before the fact, essentially because of the need to forecast the costs of the newly merged entity. Efficiency gains may be similarly difficult to qualify after the fact, because we would have to compare the actual costs of the merged entity with the forecast or expected costs that would have been incurred had the merger not gone forward. This task will become increasingly difficult over time. Energy East is proposing to amortize the acquisition premium over 40 years. Long before that, within 5 or 10 years, it may be impossible to develop any reasonable estimate of merger specific efficiencies. Thus, there will be an increasingly difficult burden on Energy East to demonstrate that savings are indeed the result of the merger as time passes.

                         Second,  once a reasonable  estimate of merger  savings
has been developed, we would have to consider whether the Maine ratepayers should be responsible for any of the premium.15 Energy East witnesses have testified that they expect that the merger will produce efficiency benefits at both CMP and NYSEG, Energy East's utility subsidiary in New York. We would have to consider whether it would be reasonable to charge Maine ratepayers for any premium which was producing savings elsewhere in the Energy East family but not benefiting Maine ratepayers. In their brief, Petitioners argue against this approach for three reasons. First, they argue that it is inconsistent with GAAP, although they concede that GAAP does not bind the Commission for ratemaking purposes. They also argue that so long as there is no "net harm to ratepayers" it is sensible to allow the full adjustment to be charged to Maine ratepayers. While the issue is not squarely before us, we are not persuaded by the Petitioners' argument at this time. If, for example, two-thirds of the gross benefits of the


-----------------------------
     (15)A related issue which was not explored in this case is the question of whether any premium allowed in rates should be limited to the difference between the acquisition price and the market price of the stock immediately before the merger was publicly announced. This is sometimes referred to as the "control premium" because it represents the additional value, over the market price of the stock, which the acquiring firm paid to gain control and, therefore, to obtain any synergies. If a request for recovery of the premium were to come before us, we would also consider whether the control premium, rather than the total premium, was the appropriate measure. See e.g., Guidelines and Standards for Acquisition and Mergers of Utilities, 155 P.U.R. 4 th 320, 327 (Mass. D.P.U.1994).

Order                                21                        Docket No. 99-411
--------------------------------------------------------------------------------

merger flow to New York customers, and one-third flow to Maine customers, we might consider the proposition that Maine should be liable for only one-third of the costs. On the other hand, under the Petitioners' approach, it is possible that the Maine efficiencies could precisely offset the full acquisition adjustment and that one hundred percent of the net benefits would therefore flow to New York customers and/or to stockholders. This appears unreasonable.

                    Finally, the Petitioners are concerned that such an approach would intrude on the jurisdiction of the New York Public Service Commission (NYPSC), "which has the responsibility to determine the effect on NYSEG's earnings of synergies created by Energy East mergers." While we appreciate the Petitioners' concern for the NYPSC's jurisdiction, their argument is unpersuasive. The NYPSC has authority to allocate NYSEG's net benefits between NYSEG ratepayers and EE stockholders. We do not see how any action we might take would influence any decision the NYPSC might wish to make.

     D.   Risks,  Rates, and ARP 2000
          ---------------------------


          Fundamentally, deciding this case requires that we consider the possible benefits and risks of the proposed merger, weighing one against the other. As we have suggested, the categories of risks and benefits are easy to identify. Placing even reasonably estimated dollar values on either group, however, has been impossible. While this might provide a basis for rejecting the merger, on the grounds that the Petitioners had failed to carry their burden under section 708, we are concerned that insisting on greater quantification might frustrate many potentially beneficial mergers. We prefer, instead, to continue to explore whether we have the regulatory tools available to ensure that, even if Petitioners' suggested benefits do not flow, ratepayers nevertheless are held harmless.

          Put another way, our most basic task is to ensure that rates will not be higher (and service quality will not deteriorate) as a result of the merger. There are at least three ways one might demonstrate that electric rates are likely to be no higher as a result of a merger:



          1.   Estimate the savings from the merger directly,

          2. Describe a plan for reducing costs as a result of the merger, for example by determining which operational areas offer potential for benefits and the processes by which these might be achieved, or

          3. Adopt a rate plan that produces lower rates (or at least not higher rates) than a similar plan which would be adopted absent the merger.

               The record in this case does not include either estimates of the cost savings or a plan to produce those savings. CMP's ARP 2000 filing in Docket No. 99-

Order                                22                        Docket No. 99-411
--------------------------------------------------------------------------------

666 appears to be an attempt to use the third approach to demonstrate that the merger is in the public interest. However, that case was filed too late to be incorporated into this proceeding and thus does not, at this time, provide a firm basis on which we can conclude that rates are likely to be lower, or at least not higher, if the merger goes forward. Some observations concerning ARP 2000 are nevertheless warranted.

          Under ARP 2000, CMP proposes that we institute a 7-year incentive mechanism under which rates will increase at the overall rate of inflation less a productivity offset that begins at 1.00% in 2001, rising at 0.25% per year until it reaches 1.75% in 2004, and then holding at that level for through 2006, the last year of the plan. CMP suggests that the increases in the productivity offset above 1.00%, the level of the offset under the current ARP, represent assumed merger savings and ensure that the merger will provide lower rates than would exist without the merger.

          We have not, however, had occasion yet to test the premises of ARP 2000. If, for example, we were to conclude that a productivity offset of 1.50% per year was reasonable for a stand-alone CMP, we would perforce also have to conclude that the merger, coupled with ARP 2000, would result in higher, not lower rates and would be forced to reject it. As indicated below, however, we consider ARP 2000 to be a reasonable starting point for discussion and further review, and condition our approval on CMP's continued willingness to abide by its terms.

     E.   Conclusion

          The record in this case brings us close to a finding that the evidence of both potential gain and potential harm is so amorphous that we cannot satisfy section 708. On balance, however, we are satisfied that the merger creates the potential for significant savings for CMP, and thus significant benefits for CMP's ratepayers, and that we should approve the merger so CMP's customers have at least a chance to share those benefits. Because the realization and magnitude of these benefits are uncertain, however, we must impose conditions that protect ratepayers in the event that the savings expected by Petitioners and Energy East fail to materialize. Therefore, in any proceeding for CMP following the merger, we will require that the rates charged customers be at least as low, and service quality at least as high, as could be expected of CMP absent the merger. The conditions we establish below are designed to ensure that we are able to secure those objectives.

Order                                23                        Docket No. 99-411
--------------------------------------------------------------------------------

VII.  CONDITIONS

       Section 708 (2)(A) states that the Commission has the authority to impose such terms, conditions or requirements as, in its judgment, are necessary to protect the interests of ratepayers. These conditions shall include provisions which assure the following . . . .

The statute then lists nine conditions,16 including one (number 9: "that neither ratepayers nor investors are adversely affected by the reorganization") that is almost identical to the general approval standard. As we explained in our Bell Atlantic Order, we do not view the attachment of conditions as a requirement of the statute. Although the statute provides that "these conditions shall include provisions which assure the following . . . ", the preceding sentence indicates that the Commission has the discretion to attach such conditions as it believes appropriate under the circumstances. Where the Commission cannot find that the reorganization will be in the interests of ratepayers and stockholders in the absence of conditions, it must impose appropriate conditions. If the Commission has found that a reorganization is in the interests of ratepayers and stockholders even absent conditions, it does not necessarily follow that it should refrain

--------------------------
     (16) Section 708 provides that these conditions must assure that:

          1. The Commission will have reasonable access to books, records, documents and other information relating to the utility or any of its affiliates;
          2. The Commission will have all reasonable powers to detect, identify, review and approve or disapprove all transactions between affiliated interests;
          3. The utility's ability to attract capital on reasonable terms, including the maintenance of a reasonable capital structure, will not be impaired;
          4. The ability of the utility to provide safe, reasonable and adequate service will not be impaired;
          5. The utility will continue to be subject to applicable laws, principles and rules governing the regulation of public utilities;
          6.   The utility's credit will not be impaired or adversely affected;
          7. The Commission must impose reasonable limitations on the total level of investment in non-utility business
          8. The Commission must have reasonable remedial power, including the ability to order divestiture of or by the utility if necessary to protect the interest of the utility, ratepayers or investors;
          9. Neither ratepayers nor investors may be adversely affected by the reorganization.

See    generally,     35-A    M.R.S.A.    708(2)(A)(1-9).

Order                                24                        Docket No. 99-411
--------------------------------------------------------------------------------

from imposing a condition if that condition will help to ensure that the Commission's conclusion was correct. Bell Atlantic at 13.

          While the intervenors recommended that we disapprove the merger entirely, they proposed in the alternative a variety of conditions that we should impose if we approve the merger. In our discussion below we describe the conditions that we will impose as well as our reasons for declining to adopt some of the conditions proposed by the intervenors.

          A.   Merger Conditions

               1.   Service Quality Standards

                    The IECG proposed that if the merger is allowed, CMP should continue to be bound by the existing ARP service quality standards. In addition, the IECG proposed that the financial penalties associated with non-compliance should be increased, with graduated penalties for continuing non-compliance. Further, the IECG recommended that if the standards are violated, CMP should be prohibited from paying dividends to Energy East until the standards are achieved.

                    CMP indicated that the Commission should make its service quality expectations known, but that the exact mechanisms should be determined in the rate case. Specifically, the Company asserted that the IECG's proposed dividend restriction would be micromanaging and disproportionate to the risk of service quality problems.


                    We decline to adopt the IECG's proposal of a prohibition on dividend payments as an automatic sanction for violations of service quality standards. We prefer the flexibility to determine the appropriate sanction based on the facts and circumstances existing at the time of the violations. However, we would find any erosion in service quality unacceptable and there should thus be a penalty mechanism for service quality issues pending the conclusion of the next rate case. Therefore, we will extend the ARP service quality standards until a new mechanism is set, presumably in the next rate case or ARP proceeding. CMP should continue to track its performance under the ARP service quality standards contained in Attachment 6 of the ARP Stipulation approved by the Commission in Docket No. 92-345 (II), Central Maine Power Company, Proposed Increase in Rates (Jan. 10, 1995). CMP should file a report on its progress on July 31, 2000 and every six months thereafter until we establish a new ARP or otherwise expressly terminate CMP's obligations under the current standards. We also make it clear that to the extent the Company violates these standards, we retain the right to open an investigation into what penalties or sanctions are appropriate. The right of the Commission to impose appropriate penalties or sanctions, including a prohibition on the payment of dividends, is an explicit condition of the approval of this merger

Order                                25                        Docket No. 99-411
--------------------------------------------------------------------------------


               We also put CMP on notice that we expect to closely examine service quality standards in the ARP 2000 proceeding. Given the risks involved in this merger, we will likely strengthen the standards relative to those in the existing ARP. We note that the standards in NYSEG's current rate plan are considerably more stringent than CMP's, and we expect to consider whether moving to, or beyond, the NYSEG level would be appropriate. In this context, we would also examine appropriate penalties and sanctions for violating the service quality standards.


          2. Capital Spending Targets The IECG suggested that we establish targets for capital expenditures for the first five years after the merger to prevent Energy East from cutting CMP's O&M and capital expenditure budgets in a way that could compromise reliability. The IECG suggests that this could be done by requiring investments in its delivery system and facilities either equal to the levels invested prior to the merger (adjusted for inflation) or equal to the Company's 5-year capital budget, if that capital budget was prepared previous to the merger announcement. The CSE recommends that CMP be required to maintain staff and facilities sufficient to assure that the service quality in the period 2000 through 2010 will be the same as it was from 1998 to 1999.


          We do not believe such spending targets are necessary or especially useful.(17) We expect the Company to maintain its level of service quality, but will largely leave the details of how it accomplishes this to the Company's discretion. To the extent reliability problems surface, we intend to impose penalties on the Company necessary to compensate ratepayers for past deficiencies and protect them from future failures. We will, nevertheless, require the Company to file its annual budget each December and to explain any significant reductions in either the capital or O&M budgets. We may remove this filing requirement when a rate plan is considered.

          3.  Commission Access to Books and Records
              --------------------------------------

          As a condition of the merger, the Commission must have access to the books and records of Energy East and all its affiliates whose activities relate to or, in any way impact, the operations, costs or revenues of CMP in Maine, to the same extent as the Commission has authority to obtain such information from a utility pursuant to 35-A M.R.S.A. 112. See also, Bell Atlantic Maine, Notice of Merger with GTE Corp. Docket No. 98-808 (Dec. 2, 1999). The determination of whether the affiliates' activities relate to or in anyway impact the operation, costs or revenues of CMP will be in the sole discretion of the Commission. This condition will allow us to monitor activities to determine whether any improper affiliate transactions or other abuses are occurring.

----------------------------
   (17) We included such targets as a condition of the NYNEX/Bell Atlantic merger. However, we lifted them a year later. Public Utilities Commission, Investigation into Regulatory Alternatives for the New England Telephone and Telegraph Company d/b/a NYNEX, Docket No. 94-123 (Mar. 17, 1998).

Order                                26                        Docket No. 99-411
--------------------------------------------------------------------------------

Energy East must provide this access in a reasonable and timely manner. At the Commission's request, this access must be available in Maine. Should we choose to review detailed information supporting a CMP request or transaction, the original documentation must be available to us.

               4. Commission Jurisdiction Over Energy East and Affiliates
                  -------------------------------------------------------

               Although it was not raised by any of the parties, 35-A M.R.S.A. 708(2)(A)(1) and (2) are clear that the Commission must have the ability to "detect, identify, review and approve or disapprove all transactions between affiliated interests" and that the Commission must have "reasonable access to books, records, documents and other information relating to the utility or any of its affiliates." Therefore, to assure this protection, we will require as a condition of the merger that Energy East and any of its affiliates, to the extent their activities relate to or in any way impact the operations, costs or revenues of CMP in Maine, be subject to the Commission's jurisdiction for discovery purposes and participate as a party in any proceeding when deemed necessary by the Commission, in its sole discretion.

               During the hearings, questions were raised about the SEC's jurisdiction over affiliate transactions. Because Energy East is a holding company operating in more than one state, the SEC governs transactions between affiliates. In response to questions raised in the Hearing Examiner's Report, CMP filed a legal memorandum on December 14, 1999, explaining that the Commission's authority in 35-A M.R.S.A. 707 over affiliate transactions is not preempted by Sections 12 and 13 of Public Utilities Holding Company Act (PUHCA). According to CMP, PUHCA does not preempt this Commission's authority to review and approve service agreements, asset transfers or other transactions. Likewise PUHCA does not preempt the Commission's authority to review, and disallow from rates, any costs relating to those service agreements, asset transfers and other transactions.

               To address this concern CMP proposed (and Energy East supports) the following condition:

               CMP Group and Energy East will request the SEC to include in any order approving the merger the following language:


               "It is the Commission's intention that the Maine Public Utilities Commission will retain the right to review and disallow costs of services rendered by or to any Maine public utility company in the Energy East Corporation registered holding company system that may be subject to recovery in rates."

We adopt this as a condition of the merger. We impose the further condition that CMP, CMP Group and Energy East must agree to waive any claim or defense that the.

Order                                27                        Docket No. 99-411
--------------------------------------------------------------------------------

Commision's jurisdiction over reorganizations and affiliate transactions (as defined by Maine law) and the Commission's ratemaking authority, as it relates to cost allocations among affiliates, is preempted by PUHCA or any other Federal statute.


               5.   Commission's Authority to Order CMP Divested
                    --------------------------------------------

                    35-A M.R.S.A.708(2)(A)(8) specifically allows the Commission "the power, after notice to the utility and all affiliated entities of the issues to be determined and the opportunity for an adjudicatory proceeding, to order divestiture of or by the utility in the event that divestiture is necessary to protect the interest of the utility, ratepayers or investors." We specifically condition approval of the merger on the ability of the Commission in the future to require divestiture of CMP if necessary, in a manner consistent with section 708(2)(A)(8). We recognize that divestiture is a harsh measure, and acknowledge that the Commission should resort to divestiture as a remedy only in the most extreme cases. Nevertheless, the level of uncertainty concerning the potential benefits of the merger, when coupled with the risks to which ratepayers may be exposed, persuade us that we should preserve the authority established in the statute. We would take such action only upon finding that no other available remedy is adequate to reasonably address the harm.

                    6. Acquisition Premium
                       -------------------

                    We have already discussed the acquisition premium in detail. Consistent with that discussion, we hereby impose, as a condition of the merger, that recovery in rates in any way of any portion of the acquisition premium is limited to circumstances where the savings resulting from the merger itself (and not from some other source) exceed the costs imposed by the merger. Moreover, any such recovery will be subject to the following limitations:

                    a) the acquisition premium will not be considered in any way where the effect of including the premium in any rate calculations would be to increase rates above levels that would exist absent the merger (in other words, there must be demonstrable benefits available to ratepayers sufficient to offset all merger related-costs); and

                    b) Maine ratepayers receive a reasonable portion of the net savings from the merger.

The burden of making that clear showing will rest  squarely  upon the utility.

                         At  the  November  2  hearing,  Energy  East's  witness
testified that Energy East sought a "reasonable opportunity to", but not a guarantee that it could recover the acquisition premium. We consider the criteria listed above to provide a reasonable opportunity and, from the testimony of Mr. Jasinski and Mr. Rude, we believe that Energy East would agree. For that reason, we will condition the merger on

Order                                28                        Docket No. 99-411
--------------------------------------------------------------------------------
the acceptance by Energy East that these conditions do, in fact, represent a reasonable opportunity and that CMP will not seek recovery of the premium except to the extent that those conditions are met.


               7.   Protection Against Rate Increase from Merger Inefficiencies
                    -----------------------------------------------------------

                    The preceding discussion of the rate impact of the merger focused on the circumstances under which we would allow recovery of some or all of the acquisition premium. We must also consider the possibility that, even excluding the acquisition premium, the merger will produce net incremental costs rather than net savings, presumably because it turns out that CMP operates less efficiently as part of the Energy East corporate family than it would otherwise have operated. To deal with this possibility, we make it a condition of our approval of the merger that CMP will not be allowed to recover in rates costs resulting from the merger (i.e., costs that would not have occurred but for the merger) to the extent that those costs exceed savings generated by the merger (i.e., savings that would not have occurred but for the merger). In contrast with our treatment of the acquisition premium, where the burden is on CMP to show that the preconditions to recovery have been satisfied, those who would invoke this condition to deny CMP recovery of costs would have the burden to show that the merger-generated costs exceeded the merger-generated savings and the extent to which that were the case.


               8.   Rate Plan
                    ---------

                    We agree generally with CMP that an incentive rate plan may provide the mechanism to ensure that the rate conditions we impose here are met. Petitioners claim that their proposed ARP 2000 will achieve this objective. While we cannot, of course, commit prior to further consideration to adoption of ARP 2000 in its current form, we nevertheless seek assurances from Energy East that it will continue to support ARP 2000 and the principles it embodies. Moreover, public confidence in Energy East and CMP will be enhanced if they demonstrate a continued willingness to commit to a plan that will, in their view, ensure benefits for CMP's ratepayers.

                    As a condition of our approval, therefore, we seek a commitment from Energy East and CMP that they will continue to support the adoption of ARP 2000, without material modification, for a period of two years from the date of this Order.18


---------------------------
     18 The Commission recognizes, of course, that CMP/Energy East must be free to contend that any substantive modification to ARP 2000 proposed by another party or adopted by the Commission is a sufficient departure from ARP 2000 to justify CMP/Energy East's withdrawal of support. CMP/Energy East would also be free, under this condition, to seek permission from the Commission to withdraw its support for ARP 2000 in the event of a significant unforeseen change in circumstances.

Order                                29                        Docket No. 99-411
--------------------------------------------------------------------------------

                    9.   Energy East Agrees To All Conditions
                         ------------------------------------

                         As a condition  of the merger,  Energy East must file a
letter with the Commission prior to closing, stating its agreement to the conditions and terms contained in this Order.


               B.   Proposed Conditions Not Adopted
                    -------------------------------

                    Several of the intervenors proposed additional conditions. We do not find implementation of the following conditions necessary to approve the merger. We will briefly discuss each proposed condition and the reason we have declined to impose it.

                    The CSE proposed that CMP/Energy East shareholders be required to pay for a public education campaign designed to educate consumers regarding the fuel types and the emissions associated with the generation they are purchasing. CSE also sought a requirement that each monthly utility bill from March 2000 through February 2001 include a copy of the full Uniform Disclosure Label regarding the generation that consumers are purchasing. We reject these conditions because they relate to industry restructuring, not the proposed merger. The proposed merger should have no effect whatsoever on the fuel sources or emissions associated with generation that is provided to consumers. Further, we believe the current requirements and voluntary efforts for consumer education regarding industry restructuring are adequate.

                    The CSE also proposed that the Commission require CMP to devote one page of each month's bill to information on how consumers can save electricity, to update and redistribute a 1992 informational pamphlet on the subject and to provide evidence that all energy management measures have been installed whenever CMP seeks to increase T&D capacity. We reject these conditions as well. Generally, the level of energy management that a utility is required to achieve is set by state energy policy and this Commission. The CSE has not demonstrated that the proposed merger will have any effect on this level or the utility's ability to achieve it. Further, we would not require the utility to achieve all potential energy management measures prior to expanding T&D capacity but only those that are cost effective. To do otherwise would likely result in the inefficient use of resources.

                    The CSE also suggested that CMP/Energy East be required to maintain a Maine-based outage call center for the next five years and that the elderly or disabled have the ability to immediately reach a live person. We presume that the concern with a non-Maine based outage call center would be delays and difficulties in resolving outages and service quality issues. We believe this will be addressed through the service quality requirements. CSE's second point is an issue that is not directly related to the merger. If elderly and disabled individuals need easy access to a live person, this could be a problem that exists even without the merger and should be

Order                                30                        Docket No. 99-411
--------------------------------------------------------------------------------
addressed through a change to the consumer protection rules, not as part of this proceeding.


                    The Friends of the Coast urged the Commission to withhold approval of the merger until CMP and Energy East demonstrate that they have adequately informed themselves regarding the Maine Yankee decommissioning and waste disposal issues and are prepared to address the public's concerns in these areas. We reject this proposal. It is the NRC's responsibility to determine the appropriateness of transferring the Maine Yankee license to Energy East.

                    The IECG proposed that if the Commission approves the merger, it should condition its approval on the ability to revisit these conditions if the Public Utilities Holding Company Act (PUHCA) is repealed. We find this unnecessary. As described above, we have made clear that consistent with Section 708(2)(A)(8), the Commission maintains the power to make remedial changes necessary to protect the interest of the utility, ratepayers or investors. If the merger occurs and PUHCA is subsequently repealed and such changes are necessary, we will make them.

                         IECG  also  asked  that the  Commission  condition  the
merger on acknowledgement by Energy East of the Commission's findings in Docket No. 97-580. We do not believe such an explicit condition is necessary. CMP will remain subject to all Maine statutes and previous Commission orders. Energy East, as CMP's parent holding company, will be required to ensure that CMP is managed in a manner that conforms with Maine law and Commission orders and precedent. Energy East witnesses acknowledged this during the hearing (19) and we see no need to condition what is so obviously required.

                    C.   CMP's  Request to Lift  Certain  Conditions  Imposed in
                         -------------------------------------------------------
                         Docket No. 97-930
                         -----------------

                         1. Restriction on Investments
                            --------------------------

                         For the following reasons,  we find that the investment
limits imposed on CMP Group in Dockets 97-930 should be lifted as requested by CMP. Our reasoning is generally consistent with the positions of the Company and the IECG. Assuming that all of Energy East's proposed acquisitions (including Berkshire Energy Resources) close, its total capitalization will be between $4.1 and $4.8 billion (see Merrill Lynch Report dated July 1, 1999), compared to
CMP's pre-divestiture capitalization of approximately $1.2 billion and its recent capitalization of roughly $801 million. In either case, Energy East's common equity balance will be slightly more than $1.9 billion and its common equity ratio will be between 41% and 48%. The combination of the size of the new Energy East, the holding company structures being


--------------------------
    (19) For example, Energy East witnesses testified that Energy East did not have a marketing affiliate in Maine and did not intend to establish one as it understood this to be prohibited by 35-A M.R.S.A. 3205(6).

Order                                31                        Docket No. 99-411
--------------------------------------------------------------------------------

employed and Energy East's focus on acquiring low-risk transmission and distribution (or "pipes and wires") businesses allows us to look favorably on the Petitioners' request.

               We are not persuaded by the OPA's argument that new business risks require maintenance of the investment limits. When we approved the $240 million investment limit in Docket No. 97-930, we effectively allowed CMP the opportunity to invest up to 20% of its pre-divestiture capital structure in non-utility ventures. At CMP's current capitalization, this would be roughly a 30% limit. If we were to place such a limit on the Energy East holding company it would be on the order of 5% to 6% of total capital (at $4.1 to $4.8 billion in total capital). We agree with CMP that retaining the $240 million limit on CMP Group, Inc. (intermediate holding company) could give Energy East the incentive to invest in other states rather than Maine. CMP Group, Inc. will not issue new common equity on its own, and it will quite likely be unable to borrow new debt since it will not be able to offer its utility assets as collateral without our approval. We do not believe it is appropriate to reset the investment limit at 20% to 30% of Energy East's total capitalization, since this would effectively be a number close to, or exceeding, 100% of CMP Group, Inc.'s capitalization.

               2.   Limits on Debt Issuances
                    ------------------------

               For many of the same reasons noted above, we agree with the Petitioners and the IECG that the 50% limitation on debt imposed in Docket No. 97-930 is no longer practical. The total size of the organization, the fact that we cannot directly limit the borrowing activities of Energy East, the corporate focus on low-risk transmission and distribution businesses and the possibility that we could discourage future investment in Maine by retaining such a requirement cause us to eliminate this requirement. As we noted above, CMP Group will not be in a position to issue common equity, and it is unlikely to be able to issue new debt because it cannot offer utility assets as collateral without our approval. If, in time, CMP Group, Inc.'s unregulated subsidiaries become creditworthy enough to support their own borrowing, this will not be a detriment to CMP Group's utilities. The unregulated subsidiaries, with higher business risk profiles, will be able to borrow relatively less than the electric utility (i.e. will be required by lenders to have higher equity ratios than an electric utility). The credit markets will, in effect, limit the leverage ratio of CMP Group, Inc. and its unregulated subsidiaries even if all of them grow substantially.

               We also are aware that the credit rating agencies have consistently stated in the past two years that the "wire and pipes" transmission and distribution businesses have the lowest business-risk profiles in the energy industry. They have also stated that lower business risks allow companies pursuing those strategies to have higher leverage ratios (and lower cash flow and interest coverage ratios) while maintaining their credit ratings. Energy East's corporate target of a 40% common equity ratio in the future does not appear unreasonable based on studies presented in Docket No. 97-580 (Phase I) and Docket No. 97-596. We are, again, unable to find any likely harm to CMP's utility ratepayers if the condition limiting debt to

Order                               32                         Docket No. 99-411
--------------------------------------------------------------------------------

50% of total capital is lifted. We will, as always, retain our ability to ignore the capital structure of CMP Group, Inc. and of Energy East, in calculating CMP's cost of capital.

               3.   Royalty Payments for Use of CMP Name by CMP Gas
                    -----------------------------------------------

                    Petitioners ask that CMPNG no longer be required to pay royalties for use of the CMP name. They claim that the terms of the stipulation that require the payment should be set aside in light of recent statutory changes and CMPNG's more remote connection to CMP under the proposed new structure. OPA objects to eliminating the stipulation's provisions. We decline to remove this condition.

                    On May 1, 1998, we approved the creation of CMP Natural Gas (referred to then as "GasCo") as a joint venture of CMP Group, Inc. and New York State Electric and Gas Co., Docket No. 98-077, Central Maine Power Company, Request for Approval of Reorganization and of Affiliate Interest Transactions and Sale of Assets in Connection With Gas Ventures. Our approval was conditioned on the application of Chapter 820's requirements, if the CMP name was used in the name of the gas subsidiary:

                    Use of the CMP identity in the marketing or advertising constitutes the use of good will under the definition in Chapter 820(2)(F). Chapter 820 includes a presumption that the good will is valued at 1% of the total capitalization of the affiliate or 2% of the gross revenues of affiliate, whichever is less. The rule specifically allows a utility to present evidence that the value of the good will is less. Chapter 820 (4)(C).20


-------------------
     20 Chapter  820(4)(C)  provides:

          C. Value of Good will. The value of the utility's goodwill used by an affiliate must be determined as follows:

               1. The value of goodwill to be paid annually by an affiliate must be determined on an annual basis for an initial 3-year period beginning on the date that the affiliated transaction is approved or upon the date that the affiliate will commence use of the good will, whichever is later.

               2. At the end of the initial3-year period, the Commission shall reexamine the value of good will to be paid by the affiliate for the use of goodwill for the next 3 years.

               3. The value ofgoodwill shall be presumed to be, and calculated as, 1% of the total capitalization of the

Order                                33                        Docket No. 99-411
--------------------------------------------------------------------------------

               After the Order was issued, the gas affiliate decided to use the name CMP Natural Gas. In response to the Docket No. 98-077 royalty requirement, CMP entered into a stipulation with the Public Advocate. They filed their Agreement for Commission approval on May 7, 1998. The Agreement allows CMP to convey its corporate name and good will for a one-time payment of $500,000, to be made upon the earlier of: (i) six years from the date the affiliate is formally created, or (ii) 120 days after the conclusion of the first calendar year in which the affiliate earns its authorized return on equity. The stipulation also provides an alternative payment method in the event CMPNG's return on equity (net income) does not exceed $5 million in any of its first five years. The Commission approved the stipulation by Order issued on June 10, 1998.

               During its last session, the Legislature amended 35-A M.R.S.A. 715 (effective September 18, 1999). This section now provides that Chapter 820 "may not establish a presumption with regard to the value of good will used by an affiliated interest regulated by the Commission." P.L. 1999, ch. 158, sec. 2. This provision requires the Commission to eliminate Chapter 820's presumption about good will where two utility affiliates are involved. It does not, however, prohibit the Commission from determining that such royalty payments are appropriate in specific circumstances.

               The amendment does not affect a pre-existing stipulation. CMP voluntarily chose to enter into a stipulation with OPA, forgoing the alternative of presenting evidence to the Commission about the value of the good will associated with the CMP name. The Agreement did not even use the presumption contained in the rule, but rather crafted an alternative method for establishing the royalty payment. We plan to amend Chapter 820 to remove the presumption and simply require a utility to make its case on the value of the good will, something CMP could have done in 1998. It chose not to pursue that option and we see no reason to disturb its stipulation with the OPA.


--------------------------------------------------------------------------------
                    affiliate, or 2% of the gross revenues of the affiliate, whichever is less, and shall be paid annually by the affiliate. Where the name of the utility has been used in Maine by the utility for less than 3 years, the value of good will shall be presumed to be zero. At the end of six years from the date the affiliated transaction is approved or upon the date that the affiliated commences use of the good will, whichever is later, the value of good will is zero.


                         4. Any party  may  present  evidence  that the value of
                    good will is greater  than, or less than,  the  presumptions stated in paragraph 3. . . .

Order                                34                        Docket No. 99-411
--------------------------------------------------------------------------------

VII. ORERING  PARAGRAPH

     Accordingly, we

                                    O R D E R
     The merger between CMP Group and Energy East Corporation is approved, consistent with the discussion contained, and subject to the conditions imposed, in this Order.

            Dated at Augusta, Maine, this 4th day of January, 2000.

                            BY ORDER OF THE COMMISSION


                         _______________________________
                                Dennis L. Keschl
                            Administrative Director

 COMMISSIONERS VOTING FOR:          Welch
                                    Nugent
                                    Diamond.

Order                                35                        Docket No. 99-411
--------------------------------------------------------------------------------

                         Appendix A - Procedural History

     On June 14, 1999, CMP Group, Inc., Central Maine Power Company (CMP), MaineCom Services, Maine Electric Power Company, Inc., NORVARCO, Chester SVC Partnership, Maine Yankee Atomic Power Company and CMP Natural Gas, L.L.C. (CMPNG) (collectively, Petitioners) and Energy East Corporation (Energy East) executed a merger agreement under which CMP Group will become a wholly-owned subsidiary of Energy East. On July 1, 1999, Petitioners filed their Petition seeking approval pursuant to 35-A M.R.S.A. 708. Included with the Petition was the Prefiled Direct Testimony of Arthur W. Adelberg and Dr. Kenneth Gordon. The Commission held a technical conference on July 7, 1999 to give Petitioners the opportunity to present an overview of the case and to allow the parties to ask preliminary questions.

     The Hearing Examiner granted  intervenor  status to the following  parties:
Office of the Public  Advocate  (OPA),  the  Industrial  Energy  Consumer  Group
(IECG), the Independent Energy Producers of Maine (IEPM), the Coalition for Sensible Energy (CSE), UAH-Hydro Kennebec Limited Partnership, the American Association of Retired Persons (AARP), FPL Energy Maine, and Friends of the Coast. Bangor Gas Company and Bangor Hydro-Electric Company were granted intervenor status on a discretionary basis pursuant to Chapter 110 721.

     On July 13,1999, the Hearing Examiner issued a Procedural Order requesting that Petitioners file supplemental testimony concerning the savings associated with the merger and how CMP planned to treat such savings. The Examiner also asked Petitioners to clarify how they expected the rate plan discussed at the July 7 conference to relate to this proceeding.

     On July 22,1999, Petitioners filed the Supplemental Prefiled Direct Testimony of Arthur W. Adelberg describing their position concerning the rate treatment of merger costs and savings.21 At the same time, CMP Group filed a Motion to Clarify Scope of Proceeding, or in the Alternative, Appeal to the Commission. The motion asked the Hearing Examiner to confirm that rate issues related to the treatment of merger costs and savings are not part of this proceeding but are more appropriately addressed in a rate plan CMP planned to file in the near future. OPA responded to CMP's Motion on July 28,1999.

     The Hearing Examiner issued a Procedural Order on August 2, 1999, determining that specific rate making treatment is not within the scope of this proceeding. However, the Examiner found that costs and savings associated with the merger are relevant to the question of whether any harms associated with a merger are

-------------------------------
     (21) Mr. Adelberg stated that CMP planned to file by early fall a proposed performance based rate plan to take the place of its ARP. CMP made its filing on September 30, 1999. Central Maine Power, Request for Post-Merger Alternative Rate Plan, Docket No. 99-666

Order                                36                        Docket No. 99-411
--------------------------------------------------------------------------------

outweighed by thebenefits. Therefore, discovery on this subject was permitted. The Examiner warned that CMP risked not meeting its burden of proof by not providing evidence of merger costs and savings.

     On July 22, 1999, the IECG, OPA, IEPM and AARP jointly filed a Motion for Joinder of Energy East and a supporting Memorandum of Law. On July 29, 1999, CMP Group filed its Memorandum of Law in Opposition to the IECG's Motion. On August 6, 1999, the Hearing Examiner denied the Motion for Joinder. The Examiner did require that Energy East be subject to discovery and provide a witness at the hearings. Parties conducted extensive written discovery and a technical conference was held on September 2, 1999.

     On September 15, 1999, the OPA filed the Direct Testimony and Exhibits of Paul Chernick and Neil Talbot. IECG filed the testimony and exhibits of Dr. Richard Silkman, and Raymond Shadis filed testimony for Friends of the Coast. On


     September 23, 1999, CMP Group filed a Motion to Strike Portions of the Testimony of Richard Silkman related to the Letter Agreement entered into between CMP and FPL Energy Maine, Inc. and the application of the findings in Docket No. 97-580, Maine Public Utilities Commission Investigation of Central Maine Power Company's Stranded Costs, Transmission and Distribution Utility Revenue Requirements, and Rate Design, to "CMP as an affiliate of Energy East." After considering the responses of IECG and FPL, the Examiner in a Procedural Order dated October 15, 1999, granted CMP's Motion to Strike those portions Related to the Letter Agreement, but not to the Docket No. 97-580 findings.
(22)


     Public Witness Hearings were held on September 27, 1999 in Portland and September 29, 1999 in Waterville.

     On October 13, 1999, CMP filed the Rebuttal Testimony of Arthur W. Adelberg and Kenneth Gordon. Hearings to cross-examine witnesses were held on November 2 and 3, 1999.

     A Hearing Examiner's Report was issued on December 2, 1999. CMP, IECG, OPA and Friends of the Coast filed exceptions. The Commission deliberated this matter on December 16, 1999.


--------------------------
    (22) Page 7, lines 5-7, Page 18 lines 11-26, Page 19 lines 1-21 and Page 38 line 8 through Page 39 line 23 of Dr. Silkman's prefiled testimony were stricken.

Order                                37                        Docket No. 99-411
--------------------------------------------------------------------------------

                      NOTICE OF RIGHTS TO REVIEW OR APPEAL

     5 M.R.S.A. 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party's rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of review or appeal of PUC decisions at the conclusion of an adjudicatory proceeding are as follows:

     1. Reconsideration of the Commission's Order may be requested under Section 1004 of the Commission's Rules of Practice and Procedure (65-407 C.M.R.110) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which reconsideration is sought.

     2. Appeal of a final decision of the Commission may be taken to the Law Court by filing, within 30 days of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. 1320(1)-(4) and the Maine Rules of Civil Procedure, Rule 73, et seq.

     3. Additional court review of constitutional issues or issues involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A. 1320(5).

Note:The attachment of this Notice to a document does not indicate the Commission's view that the particular document may be subject to review or appeal. Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission's view that the document is not subject to review or appeal.

STATE OF MAINE                                                 Docket No. 99-411
PUBLIC  UTILITIES  COMMISSION

                                                               February 24, 2000

CMP GROUP, INC. ET AL                                          ORDER ON
Request  for  Approval  of  Reorganization
RECONSIDERATION
And  of  Affiliated  Interest  Transactions

          WELCH,  Chairman;  NUGENT  and  DIAMOND,  Commissioners

--------------------------------------------------------------------------------


I.  SUMMARY

     In this Order, we reject petitions to reconsider our Order of January 4, 2000 (January Order) received from Friends of the Coast (FOTC), Sam Miller and the Public Advocate. We clarify our January Order in certain respects as requested by Energy East. Unless specifically addressed in this Order, all other aspects of our January Order stand as articulated in that Order.

II.  DISCUSSION  OF  REQUESTS  FOR  RECONSIDERATION

     The Public Advocate, FOTC, and Sam Miller all filed timely letters asking the Commission to reconsider its January Order. Energy East filed a letter on January 24, 2000 responding to the Commission's directive that it file a letter prior to closing stating that it agreed to the terms and conditions contained in the January Order. Energy East states it accepts the terms and conditions at pages 24-29 of the Order based upon certain clarifications contained in its letter. After review of the letter, it appears that Energy East is actually seeking clarification or reconsideration of certain parts of the Order. We therefore treat the January 24 letter as a Petition for Reconsideration and address certain issues as described in Section D below.

     A.   FOTC
          ----

          FOTC asks for reconsideration because, it argues, the Commission did not address whether Energy East had adequately informed itself regarding liabilities and other long-term considerations at Maine Yankee Atomic Power Station, thereby ensuring that Maine citizens will be protected with the change of ownership. To the extent our Order was unclear concerning FOTC's concerns, we address them here.

          Nothing in the record before us indicates that Energy East, as the parent company of CMP, will be unable to fulfill its obligation to complete the decommissioning of Maine Yankee safely. The record shows that Energy East, prior to agreeing to the

Order                            2                           Docket  No.  99-411
--------------------------------------------------------------------------------

          merger, reviewed a vast number of documents related to CMP, including documents related to Maine Yankee. Energy East's due diligence reports also show that Energy East reviewed the Maine Yankee asset. Energy East's operating subsidiary in New York, NYSEG, is an experienced nuclear plant operator and its nuclear expert conducted NYSEG's due diligence related to CMP's nuclear investments. Energy East's witness Mr. Rude testified that the merger does not affect CMP's continuing obligations related to Maine Yankee. Maine Yankee has entered into certain agreements at FERC concerning the costs of its decommissioning. CMP, as a Maine Yankee owner, will continue to be obligated to comply with those agreements and FERC's directives. In addition FERC must approve the merger and the NRC must consent to the transfers of control of nuclear assets.

          We find that that Energy East was aware of what it was purchasing and of its continuing obligations as they relate to Maine Yankee. We find that the public interest in safe service is not in any way hindered by the merger with Energy East. Therefore, no additional conditions related to Maine Yankee are necessary.

     B    Sam  Miller
          -----------

          Mr. Sam Miller,(1) a CMP shareholder, asks for reconsideration, claiming the merger is not consistent with the interests of shareholders and the Commission did not adequately address its responsibility to shareholders in the January Order. He asserts that CMP failed to adequately disclose the increase in value of its investment in Northeast Optic Network, Inc. (NEON) in its proxy statement provided to shareholders on August 31, 1999 and that because of this increase, the price offered per share is inadequate.

          Title 35-A section 708(2) does require the Commission to find that the merger is "consistent with the interests" of CMP's investors. In this regard, we give substantial weight to the requirement that shareholders vote to approve the merger. In this case, CMP Group's shareholders voted overwhelming in favor of the merger. Additionally, the section 708(2) requirement regarding shareholder interests involves issues particular to utilities and is not intended to address generic corporate issues. Mr. Miller's basic complaint is that CMP Group will not receive enough for its shares. This is a common shareholder complaint unrelated to CMP's public utility status. Thus, that matter should be dealt with under the applicable corporate laws, not the public utilities statutes.

          Mr. Miller's concern that the proxy statement inadequately disclosed the status of NEON is a question over which the SEC has jurisdiction. We offer no opinion as to whether CMP's disclosures fail to meet any SEC requirements for proxy statements. We do note that the NEON stock price has been extremely volatile, and the

------------
    (1) Although Mr. Miller is not a party to this case, we consider the issues raised in his petition on our own motion.

Order                           3                            Docket  No.  99-411
--------------------------------------------------------------------------------

stock price would have been available to any shareholder wishing to look it up on any given day. We decline to modify our Order based on Mr. Miller's request.

     C.  Public  Advocate
         ----------------

          The Public Advocate (OPA) asks that we clarify footnote 18 on page 28 of the January Order related to the condition that CMP and Energy East must continue to support ARP 2000 as originally submitted by CMP on September 30, 1999. We do not, as a consequence of this Order, require either company to support any materially modified plan which may in the future be proposed by other parties or adopted by this Commission. This requirement is not intended to discourage parties from further negotiations or CMP/Energy East from additional constructive proposals. Based on this clarification, we deny OPA's request to modify the footnote.

     D.  Issues  Raised  By  Energy  East's  Response  to  Conditions
         ------------------------------------------------------------

          1.  Status  of  Energy  East's  Letter
              ----------------------------------

               We first note that our decisions concerning the merger are reflected only in our orders. Energy East's letter of January 24, 2000 has no legal significance in any future interpretation of our orders. Our silence on any issue raised in the letter means our January Order stands on that particular point.

          2.  Energy  East's  Right  to Contest a Condition Following the Merger
              ------------------------------------------------------------------

               Several times in its letter, Energy East states that its acceptance of the Order "does not constitute a waiver of rights" or "expand or confer statutory authority." For example, Energy East states it reserves the right to contest a penalty or sanction that it deems inappropriate and it "reserves its constitutional rights" concerning the divestiture condition.

               Nothing in our orders is intended to prevent Energy East or CMP from arguing at some future time that we have implemented a condition in an arbitrary or capricious manner or in some way that deprives it of rights to due process. However, to the extent Energy East believes the Commission lacks statutory or constitutional authority to impose any of the merger conditions,
(2) it should make that concern known now by either asking for reconsideration or appealing this order as permitted by law. It is out intention that by closing on the merger, Energy East and CMP will have waived any statutory or constitutional objections to the imposition of the conditions described in our orders. If Energy East disagrees with or opposes this condition or desires further

-----------------
          (2) This would include the belief that the Legislature exceeded its constitutional authority in granting the Commission the power to impose a particular condition.

Order                           4                            Docket  No.  99-411
--------------------------------------------------------------------------------

clarification, it should seek reconsideration of this Order within 20 days of the date of this Order or otherwise appeal our decision prior to closing.

          3.   Dividend  Payments
               ------------------

               Energy East states that it understands that the Commission's authority to limit dividend payments will be exercised "only when other available remedies are found to be inadequate" or "to remedy egregious circumstances." Our order discussing possible penalties for violations of service quality standards contained no such limitations (January Order at 24). We therefore reject what we treat as Energy East's request that we incorporate Energy East's limiting language into our Order.

          4.   Filing  of  Capital  Budgets
               ----------------------------

          We directed CMP to file its annual capital expenditure budget each December. Energy East asks that it be permitted to file it either in December or promptly after approval, as its corporate budgets are typically approved in January. It also asks if it may request confidential treatment. We agree that CMP should file its capital budget promptly after approval and that it may request confidential treatment of those budgets.

          5.   Books  and  Records
               -------------------

Energy East suggests different language with regard to Commission access to the books and records of Energy East and all of its affiliates. The language in our January Order (Order at 25-26) represents our intentions and we decline to change it.

          6.   SEC-related  Matters
               --------------------

          Energy East states that it agrees to waive any claim or defense based on preemption of Commission authority over affiliate transactions and rate making "assuming it is not prohibited by law." To the extent it is necessary, we clarify that we do not intend Energy East to break any laws in complying with our Order.

          7.   Acquisition  Premium
               --------------------

               Energy East seeks clarification that partial recovery of the acquisition premium is possible and that we will allow recovery to the extent it meets the recovery tests described in the Order. This is our intention, but we agree that the language in the Order could be clearer. To conform the condition imposed on page 27 of the Order with the discussion on page 19, we revise the second sentence of the first paragraph in Section 6 on page 27 to read "Consistent with that discussion, we hereby impose, as a condition of the merger, that recovery of any portion of the acquisition.

Order                           5                            Docket  No.  99-411
--------------------------------------------------------------------------------

premium will only be allowed where the savings resulting from the merger itself (and not from some other source) exceed the costs imposed by the merger."

               We also believe that further elucidation of our discussion on pages 18 - 21 concerning the amount of goodwill that could be amortized on CMP's book is warranted. At footnote 14, page 18, we indicate that the amount of any goodwill will depend, in part, on the reevaluation of the non-utility holdings of CMP Group. With regard to those valuations, we expect such valuations to be done in good faith and consistent with sound accounting principles. We reserve the right to review when and how the valuations have been made and to determine how they will be used in any rate making proceeding. We also reiterate that the amount of goodwill assigned to CMP for accounting purposes will not restrict the Commission's discretion in any way in determining the amount of goodwill that may be subject to recovery from ratepayers.

          8.   ARP  2000
               ---------

               Energy East states its understating that its agreement to support the ARP 2000 proposal is premised on no material changes being made in specified areas (e.g., starting point, productivity factor, duration) and on the Commission processing the case within 6 months, or up to 2 years "only for just and reasonable circumstances." We agree that if the Commission orders, or other parties propose, material modifications to the proposed ARP 2000, Energy East and CMP would not be obligated to support that modified plan. Our condition requires Energy East to support its proposed ARP 2000 through at least January 2002. With regard to the timing of the ARP 2000 proceeding, we intend to process the case as expeditiously as possible. However, we deny what we treat as Energy East's request that only under certain circumstances may we take longer than six months.

     E.   Correction  of  Notice  of  Appeal
          ----------------------------------

          The Commission attaches Notice of Rights to Review or Appeal to every final order, as required by 5 M.R.S.A. 9061. An incorrect version of the notice was mistakenly attached to our original order (it contained language only applicable to certain telecommunication cases). The correct version is attached to this Order.

III.  CONCLUSION

     As described above, our Order of January 4, 2000 stands except for the clarifications described in Section II. D above. In our January Order, we asked Energy East to acknowledge in writing its acceptance of all conditions and terms contained in the Order. We will require no further written documentation of Energy East's acceptance of the clarifications contained in this Order. Instead, Energy East's closing.

Order                           6                            Docket  No.  99-411

of the merger will serve as its acknowledgement that it will be bound by all conditions and terms contained in the January 4, 2000 Order, as modified by this Order.


            Dated at Augusta, Maine, this 24th day of February, 2000.

                           BY ORDER OF THE COMMISSION



                         _______________________________
                                Dennis L. Keschl
                             Administrative Director



COMMISSIONERS  VOTING  FOR:          Welch

                                     Nugent

                                     Diamond

Order                           7                            Docket  No.  99-411


                      NOTICE OF RIGHTS TO REVIEW OR APPEAL

     5 M.R.S.A. 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party's rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of review or appeal of PUC decisions at the conclusion of an adjudicatory proceeding are as follows:

          1.  Reconsideration  of the Commission's  Order may be requested under
              ---------------
          Section 1004 of the Commission's Rules of Practice and Procedure (65-407 C.M.R.110) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which reconsideration is sought.

          2. Appeal of a final  decision of the  Commission  may be taken to the
             ---------------------------
          Law Court by filing, within 30 days of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. 1320(1)-(4) and the Maine Rules of Civil Procedure, Rule 73, et seq.

          3.  Additional  court  review  of  constitutional   issues  or  issues
              -------------------------
          involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A. 1320(5).

Note: The attachment of this Notice to a document does not indicate the ---- Commission's view that the particular document may be subject to review or appeal. Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission's view that the document is not subject to review or appeal.